23 March 2026

RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the “Company”) announces in compliance with the UK and EU Market Abuse Regulations that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares between 23 March 2026 and 22 April 2026 (the "Programme"), with a spend in this period of £350 million. This follows the successful completion of a £450 million non-discretionary programme on 20 March 2026. Both programmes are part of the £2.25 billion to be deployed on share buybacks in 2026, as announced on 12 February 2026.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 24 April 2025 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 136.4 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 9 of the Listing Rules.

The Company has entered into an agreement with J.P. Morgan Securities plc (JPMS plc) under which it has issued instructions to JPMS plc to manage the Programme. JPMS plc will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. JPMS plc will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

The Company also announces that any repurchases of its ordinary shares pursuant to the Programme, and any future repurchases after completion of the Programme, are expected to be announced on a weekly basis and in any event will be announced no later than the end of the seventh trading day following the date of the repurchase (in accordance with the Market Abuse Regulation (596/2014) (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation (EU) 2016/1052 (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and UK Listing Rule 9 (as amended by the UK Listing Rules (Notification of Purchases) Instrument dated 27 February 2026).

-ENDS-

Enquiries

Paul Sullivan (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724